

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 4, 2007

<u>By Facsimile and U.S. Mail</u>

David K. Lifschultz
Chief Executive Officer
Genoil Inc.
633-6 Avenue S.W., Suite 2020
Calgary, Alberta, Canada T2P 2Y5

>   **Re: Genoil Inc.**
>   **Form 20-F for the Fiscal Year December 31, 2006**
>   **Filed June 28, 2007**
>   **File No. 000-50766**

Dear Mr. Lifschultz:

      This is to advise you that a preliminary review of the above filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1934, the rules and regulations under that Act, and the requirements of Form 20-F. For this reason, we will not perform a detailed examination of your filing, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      You are advised that your filing excludes all audited financial statements and related notes to such financial statements required by Form 20-F. Please amend your filing to include all audited financial statements and related notes.

<u>Closing Comments</u>

      Please respond to these comments within 10 business days or tell us when you will provide us with a response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3683 with any questions.

Sincerely,

Jill Davis
Branch Chief